UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732 and No. 333-289855) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

CHANGE OF CHIEF FINANCIAL OFFICER

Mr. Jianchun Liu has tendered his resignation as the Chief Financial Officer of Bitdeer Technologies Group (the “Company”), effective on June 30, 2026. Mr. Liu’s resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Liu will continue to serve as Chief Financial Officer through June 30, 2026 to ensure an orderly transition, after which Mr. Liu will remain with the Company in the role of principal advisor.

The board of directors of the Company has approved the appointment of Mr. Michael G. Potter to serve as the Chief Financial Officer of the Company, effective on May 26, 2026.

Prior to joining the Company, Mr. Potter served as the chief financial officer of Corsair Gaming, Inc. (NASDAQ: CRSR) from November 2019 to December 2025, where he was a leader for the company’s initial public offering in September 2020 and oversaw multiple capital markets transactions. From 2016 to 2019, Mr. Potter worked as a business consultant, including interim chief financial officer work and advising a large pension fund. Mr. Potter served as the senior vice president, chief financial officer and chief legal officer of Canadian Solar Inc. (NASDAQ: CSIQ) from July 2011 to May 2016. Prior to that, Mr. Potter held multiple chief financial officer roles in the semiconductor industry, including at Lattice Semiconductor Corporation (NASDAQ: LSCC) from 2009 to 2011, at NeoPhotonics Corporation from 2007 to 2009 and at STATS ChipPAC Ltd., a semiconductor company then listed on NASDAQ and the Singapore Exchange, from 2000 to 2007. Mr. Potter also served as a board member and audit committee chair of Cordelio Power, a privately held renewable energy platform backed by CPP Investments, from 2018 to March 2026 and a board member of Canadian Solar from 2007 to 2013. Mr. Potter obtained a graduate diploma of public accountancy from McGill University and a bachelor of commerce in accounting from Concordia University. Mr. Potter is a chartered professional accountant in Quebec, Canada.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: May 26, 2026

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